---------------------------------
                                          |             OMB APPROVAL        |
                                          |---------------------------------|
                                          | OMB Number:           3235-0145 |
                                          |---------------------------------|
                                          | Expires:      December 31, 2005 |
                                          |---------------------------------|
                                          | Estimated average burden        |
                                          | hours per response....... 11    |
                                           ---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            Covenant Transport, Inc.
                                (Name of Issuer)

                      Class A Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    22284P105
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No.                                                            22284P105
-------------------------------------------------------------------------------
1. Names of Reporting Persons                                  Clyde M. Fuller
   I.R.S. Identification Nos. of above persons
   (entities only)
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [  ]

    (b)   [  ]

-------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------
4. Citizenship or Place of Organization               United States of America

-------------------------------------------------------------------------------
                  5.  Sole Voting Power                                     0*
Number of         -------------------------------------------------------------
Shares            6.  Shared Voting Power                                   0*
Beneficially      -------------------------------------------------------------
Owned by          7.  Sole Dispositive Power                                0*
Each              -------------------------------------------------------------
Reporting         8.  Shared Dispositive Power                              0*
Person With:
-------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person            0*
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                      [ ]
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                       0%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                             IN
-------------------------------------------------------------------------------

* Mr. Fuller died on December 25, 2002. Mr. Fuller's wife, Elizabeth Fuller, was qualified under local law on January 23, 2003, as Executor of the Estate of Mr. Fuller (the "Estate"), and will report her beneficial ownership of the Covenant Transport Class A Common Stock in the Estate on a separate Schedule 13G.

Item 1.
         (a)  Name of Issuer                          Covenant Transport, Inc.
         (b)  Address of Issuer's Principal
              Executive Offices                         400 Birmingham Highway
                                                        Chattanooga, TN  37419

Item 2.
         (a)  Name of Person Filing                            Clyde M. Fuller
         (b)  Address of Principal Business Office or,
              if none, Residence                        400 Birmingham Highway
                                                        Chattanooga, TN  37419
         (c)  Citizenship                             United States of America
         (d)  Title of Class of
              Securities        Class A Common Stock, par value $.01 per share
         (e)  CUSIP No.                                              22284P105

Item 3.  If this statement is filed pursuant to Section 240.13d-1(b) or
         240.13d-2(b) or (c), check whether the person filing is a:        N/A

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a)  Amount beneficially owned:                                    0*
                                                                 --------------
         (b)  Percent of class:                                            0%*
                                                                 --------------
         (c)  Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote               0*
                                                                 --------------
               (ii)  Shared power to vote or to direct the vote             0*
                                                                 --------------
               (iii) Sole power to dispose or to direct the
                     disposition of                                         0*
                                                                 --------------
               (iv)  Shared power to dispose or to direct the
                     disposition of                                         0*
                                                                 --------------

* Mr. Fuller died on December 25, 2002. Mr. Fuller's wife, Elizabeth Fuller, was qualified under local law on January 23, 2003, as Executor of the Estate of Mr. Fuller (the "Estate"), and will report her beneficial ownership of the Covenant Transport Class A Common Stock in the Estate on a separate Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following          [X].

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person                                                    N/A

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent
         Holding Company                                                   N/A

Item 8.  Identification and Classification of Members of the Group         N/A

Item 9.  Notice of Dissolution of Group                                    N/A

Item 10. Certification                                                     N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 3, 2003
                                      -----------------------------------------
                                                       Date

                                       /s/ Elizabeth Fuller by Mark A. Scudder
                                      -----------------------------------------
                                                    Signature
                                      Elizabeth Fuller, Executor of the Estate
                                      of Clyde M. Fuller, by Mark A. Scudder,
                                      attorney-in-fact, pursuant to a Power of
                                      Attorney filed herewith.
                                      -----------------------------------------
                                                    Name/Title

                                POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints each of Earl H. Scudder, Mark A. Scudder, Heidi Hornung-Scherr, and Catherine A. Chase, signing singly, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director, and/or stockholder of Covenant Transport, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and all Schedules 13D and 13G that the undersigned may be required to file with the U.S. Securities and Exchange Commission;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's sole discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company or Scudder Law Firm, P.C., L.L.O. assuming, any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of January, 2003.


                                 /s/ Elizabeth Fuller
                                ------------------------------
                                Elizabeth Fuller